1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 26, 2013

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 121 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 122 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on December 17, 2012. PEA No. 121 relates to certain changes to the Schwab Large-Cap Growth Fund, the Schwab Small-Cap Equity Fund and the Laudus Small-Cap MarketMasters Fund (each, a “Fund”), each of which is a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on January 30, 2013.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 121, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

General

1.	Comment: Please confirm that the expense limitation agreements described in the footnotes to each Fund’s “Annual fund operating expenses” table will be in place for at least one year from the effective date of the Registration Statement.

Response: The expense limitation agreements described in the footnotes to the Funds’ “Annual fund operating expenses” tables are intended to continue for the life of the Funds. Accordingly, each Fund currently expects its expense limitation agreement to continue for at least one year from the effective date of the Registration Statement.

17923008.3

February 26, 2013 Page 2

2.	Comment: For Funds that maintain a policy to invest at least 80% of their net assets in a specified type of security (“80% Policy”), please modify the Funds’ prospectus disclosure related to those policies to clarify that each 80% Policy is applied to “net assets plus any borrowings made for investment purposes.”

Response: As provided in each Fund’s Statement of Additional Information, the term “net assets” in a Fund’s 80% Policy is defined to mean “net assets plus the amount of any borrowings for investment purposes.” Accordingly, the Registrant respectfully declines to include similar disclosure in each Fund’s prospectus.

Schwab Large-Cap Growth Fund

3.	Comment: The Fund maintains a non-fundamental policy to invest at least 80% of its net assets in large-cap stocks of U.S. companies. The Fund defines “large-cap stocks” to include “those with market capitalizations within the universe of the Russell 1000 Index at the time of purchase by the Fund.” Please provide the market capitalization range of the Russell 1000 Index.

Response: The Registrant will include the market capitalization range of the Russell 1000 Index as of May 31, 2012 (the date of the most recent reconstitution of the index) in the Fund’s Registration Statement.

4.	Comment: Please confirm that, if the market capitalization of a company declines such that it no longer falls within the range of the Russell 1000 Index, the Fund will not treat additional investments in the stock of that company as an investment in a “large-cap stock” for purposes of the Fund’s 80% Policy.

Response: Confirmed. Consistent with the Fund’s non-fundamental investment strategy, the Fund will invest at least 80% of its net assets in large-cap stocks of U.S. companies. The Fund determines whether an asset meets the Fund’s definition of “large-cap stock” at the time of the Fund’s investment in that asset.1 Therefore, if the Fund invests in a company and the market capitalization of that company subsequently declines such that the company’s market capitalization falls below the range of the Russell 1000 Index, the Fund may, but is not required to, sell or reduce its position in that company.2 However, the Fund will make any future investments, in that company or otherwise, in compliance with the Fund’s 80% Policy.

[1]

This policy is consistent with Rule 35d-1 under the 1940 Act, which states that the requirements related to mutual fund names that suggest a focus in a particular type of investment apply “at the time a [f]und invests its [a]ssets.” See 17 C.F.R. §270.35d-1(b).

[2]

See Investment Company Names, 66 Fed. Reg. 8509, 8513 n.32 (Feb. 1, 2001) (noting that Rule 35d-1 does not require a fund subject to the Rule to sell its portfolio holdings that subsequently change in value).

February 26, 2013 Page 3

5.	Comment: The Fund intends to invest “its assets in companies it believes to have above-average growth potential.” The prospectus further states that “[c]ompanies with strong growth potential often have . . . a strong industry or market position.” In light of these statements, please confirm that the Fund does not intend to concentrate its investments in any particular industry or group of industries.

Response: As noted in the Fund’s Statement of Additional Information, the Fund maintains a fundamental policy that prohibits the Fund from concentrating its investments in any particular industry or group of industries. The Fund intends to comply with this policy.

Schwab International Core Equity Fund

6.	Comment: The name of this Fund includes the word “international.” The SEC Staff believes that a fund with the word “international” in its name should include a policy that, under normal circumstances, would require the fund to invest at least 40% of its net assets (plus any borrowing made for investment purposes) in the securities of issuers located in at least three countries outside of the United States (“Proposed Policy”). Please consider whether to include the Proposed Policy as an investment policy of the Fund or explain why the Fund does not intend to maintain such a policy.

Response: Although the Registrant anticipates that the Fund will invest a significant portion of its assets in the securities of issuers located in a variety of foreign countries, the Registrant is not aware of any law, rule, regulation, or formal SEC staff guidance that requires the Fund to adopt the Proposed Policy. Rather, the Registrant believes that the only formal guidance concerning the use of the term “international” in a fund’s name can be found in the adopting release to Rule 35d-1.3 In that release, the SEC stated that a fund that uses the term “international” in its name would be expected to “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”4 The Registrant believes that the Fund’s principal investment strategies, as currently described in the Fund’s prospectus, are consistent with the SEC’s guidance.5 Therefore, the Registrant respectfully declines to adopt the Proposed Policy.

[3]	See Investment Company Names, 66 Fed. Reg. 8509, 8513-14 n.42 (Feb. 1, 2001).
[4]	Id.
[5]	The Fund’s current prospectus disclosure states that the Fund will pursue its investment objective by investing its assets “primarily in the stocks of publicly traded companies located in developed

February 26, 2013 Page 4

Laudus MarketMasters Funds

7.	Comment: The names of Laudus Small-Cap MarketMasters Fund and Laudus International MarketMasters Fund each contain the term “MarketMasters.” Please explain the meaning of this term in the context of each Fund’s name.

Response: Laudus Small-Cap MarketMasters Fund and Laudus International MarketMasters Fund (collectively, the “Laudus MarketMasters Funds”) follow a multi-manager strategy, which combines the skills and expertise of leading investment managers with the ongoing oversight of Charles Schwab Investment Management, Inc., the Fund’s investment adviser. This multi-manager structure distinguishes the Laudus MarketMasters Funds from other Funds in the Schwab complex, and offers investors in these Funds a unique degree of diversification that helps to spread their investment risk across several investment managers (i.e., sub-advisers). The term “MarketMasters” has come to be known in the industry and mutual fund marketplace as a brand associated with this distinct multi-manager strategy and is not intended to imply that the Laudus MarketMasters Funds are sub-advised by any particular investment manager.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen Cohen
Stephen T. Cohen

countries excluding the United States.” The Fund defines the term “developed country” to include “Australia, Austria, Belgium, Bermuda, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.” In addition, the Fund is permitted to invest its assets in “in securities issued by companies located in emerging markets.” The Fund defines “emerging markets” to include “any country that is not a developed country.” In accordance with these principal investment strategies, the Fund has invested its assets in investments that are economically tied to a number of countries throughout the world. For example, the portfolio holdings listed in the Fund’s annual report dated October 31, 2012, show that the Fund invested over 97% of its net assets in common stocks issued by companies located in 19 “developed countries” and 7 “emerging markets.”